IN THE SUPREME COURT OF THE STATE OF DELAWARE


PARAMOUNT COMMUNICATIONS INC.,
VIACOM INC., MARTIN S. DAVIS,
GRACE J. FIPPINGER, IRVING R.
FISCHER, BENJAMIN L. HOOKS,
FRANZ J. LUTOLF, JAMES A.
PATTISON, IRWIN SCHLOSS,
SAMUEL J. SILBERMAN, LAWRENCE
M. SMALL, and GEORGE
WEISSMAN,
                                   Nos. 427, 1993 and 428, 1993
             Defendants Below,     (Consolidated)
             Appellants,
                                   Court Below: Court of Chancery
     v.                            of the State of Delaware in
                                   and for New Castle County
QVC NETWORK INC.,
                                   C.A. No. 13208
            Plaintiff Below,
            Appellee.

IN RE PARAMOUNT
COMMUNICATIONS INC.
SHAREHOLDERS' LITIGATION           C.A. No. 13117
                                   (Consolidated)


               Submitted:           December 9, 1993
               Decided by Order:    December 9, 1993
               Opinion:             February 4, 1994

    Before VEASEY, Chief Justice, MOORE and HOLLAND, Justices.

        Upon appeal from the Court of Chancery. AFFIRMED.

     Charles F. Richards, Jr., Thomas A. Beck, and Anne C. Foster, Esquires, of RICHARDS, LAYTON & FINGER, Wilmington, Delaware; Barry
R. Ostrager (Argued), Michael J. Chepiga, Robert F. Cusumano, Mary Kay Vyskocil, and Peter C. Thomas, Esquires, of SIMPSON THACHER & BARTLETT, New York, New York; Attorneys for Appellants Paramount Communications Inc., and the Individual Defendants.

     A. Gilchrist Sparks, III, and William M. Lafferty, Esquires of MORRIS, NICHOLS, ARSHT & TUNNELL, Wilmington, Delaware; Stuart J. Baskin (Argued), Jeremy G. Epstein, Alan S. Goudiss, and Seth J. Lapidow, Esquires, of SHEARMAN & STERLING, New York, New York; Attorneys for Appellant Viacom Inc.

     Bruce M. Stargatt, David C. McBride, Josy W. Ingersoll, William
D. Johnston, Bruce L. Silverstein, and  James P. Hughes, Jr.,
Esquires of  YOUNG, CONAWAY, STARGATT & TAYLOR, Wilmington,
Delaware; Herbert M. Wachtell (Argued), Michael W. Schwartz,
Theodore  N. Mirvis, Paul K. Rowe, and George T. Conway, III,
Esquires, of  WACHTELL, LIPTON, ROSEN & KATZ, New York, New York;
Attorneys for Appellee QVC Network Inc.

     Irving Morris, Karen L. Morris, and Abraham Rappaport, Esquires, of MORRIS & MORRIS, Wilmington, Delaware; Pamela S. Tikellis, Carolyn D. Mack, and Cynthia A. Calder, Esquires, of CHIMICLES, BURT & JACOBSEN, Wilmington, Delaware; Joseph A. Rosenthal and Norman M. Monhait, Esquires of ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A., Wilmington, Delaware; Daniel W. Krasner and Jeffrey G. Smith, Esquires, of WOLF, HALDENSTEIN, ADLER, FREEMAN & HERZ, New York, New York; Arthur N. Abbey (Argued) and Mark C. Gardy, Esquires, of ABBEY & ELLIS, New York, New York; Attorneys for the Shareholer Appellees.


VEASEY, Chief Justice

     In this appeal we review an order of the Court Of Chancery dated November 24, 1993 (the "November 24 Order"), preliminarily enjoining certain defensive measures designed to facilitate a so-called strategic alliance between Viacom Inc. ("Viacom") and Paramount Communications Inc. ("Paramount") approved by the board of directors of Paramount (the "Paramount Board" or the "Paramount directors") and to thwart an unsolicited, more valuable, tender offer by QVC Network Inc. ("QVC"). In affirming, we hold that the sale of control in this case, which is at the heart of the proposed strategic alliance, implicates enhanced judicial scrutiny of the conduct of the Paramount Board under Unocal Corp. v. Mesa Petroleum
                                     ------------------------------
Co., Del. Supr., 493 A.2d 946 (1985), and Revlon, Inc. v.
- ---                                       ---------------
MacAndrews & Forbes Holdings, Inc., Del. Supr., 506 A.2d 173 (1986).
- ----------------------------------
We further hold that the conduct of the Paramount Board was not reasonable as to process or result.

     QVC and certain stockholders of Paramount commenced separate actions (later consolidated) in the Court of Chancery seeking preliminary and permanent injunctive relief against Paramount, certain members of the Paramount Board, and Viacom. This action arises out of a proposed acquisition of Paramount by Viacom through a tender offer followed by a second-step merger (the "Paramount-Viacom transaction"), and a competing unsolicited tender offer by QVC. The Court of Chancery granted a preliminary injunction. QVC Network, Inc. v. Paramount
                                  ------------------------------
Communications Inc., Del. Ch., C.A. No. 13208, Jacobs, V.C.
- ------------------
(Nov.24,1993), _______A.2d __________(1993) (the "Court of Chancery
Opinion"). We affirmed by order dated December 9, 1993.  Paramount
                                                         ---------
Communications Inc. v. QVC Network Inc., Del. Supr., Nos. 427 and
- --------------------------------------
428, 1993, Veasey, C.J. (Dec.9,1993) (the "December 9 Order"). 1/
     --------------------------------------------------------
     The Court of Chancery found that the Paramount directors violated their fiduciary duties by favoring the Paramount-Viacom transaction over the more valuable unsolicited offer of QVC. The Court of Chancery preliminarily enjoined Paramount and the individual defendants (the "Paramount defendants") from amending or modifying Paramount's stockholder rights agreement (the "Rights Agreement"), including the redemption of the Rights, or taking other action to facilitate the consummation
- --------------------------

1/     We accepted this expedited interlocutory appeal on
November 29, 1993. After briefing and oral argument in this Court held on December 9, 1993, we isssued our December 9 Order affirming the November 24 Order of the Court of Chancery. In our December 9 Order, we stated, "It is not feasible, because of the exigencies of time, for this Court to complete an opinion setting forth more comprehensively the rationale of the Court's decision. Unless otherwise ordered by the Court, such an opinion will follow in due course." December 9 Order at 3. This is the opinion referred to therein.

of the pending tender offer by Viacom or any proposed second-step merger, including the Merger Agreement between Paramount and Viacom dated September 12, 1993 (the "Original Merger Agreement"), as amended on October 24, 1993 (the "Amended Merger Agreement"). Viacom and the Paramount defendants were enjoined from taking any action to exercise any provision of the Stock Option Agreement between Paramount and Viacom dated September 12, 1993 (the "Stock Option Agreement"), as amended on October 24, 1993. The Court of Chancery did not grant preliminary injunctive relief as to the termination fee provided for the benefit of Viacom in Section 8.05 of the Original Merger Agreement and the Amended Merger Agreement (the "Termination Fee").

     Under the circumstances of this case, the pending sale of control implicated in the Paramount-Viacom transaction required the Paramount Board to act on an informed basis to secure the best value reasonably available to the stockholders. Since we agree with the Court of Chancery that the Paramount directors violated their fiduciary duties, we have AFFIRMED the entry of the order of the Vice Chancellor granting the preliminary injunction and have REMANDED these proceedings to the Court of Chancery for proceedings consistent herewith.

     We also have attached an Addendum to this opinion addressing serious deposition misconduct by counsel who appeared on behalf of a Paramount director at the time that director's deposition was taken by a lawyer representing QVC. 2/


I. FACTS

     The Court of Chancery Opinion contains a detailed recitation of its factual findings in this matter. Court of Chancery Opinion, _____A.2d_________, slip op. at 2-31. Only a brief summary of the facts is necessary for purposes of this opinion. The following summary is drawn from the findings of fact set forth in the Court of Chancery Opinion and our independent review of the record. 3/




- -----------------------
2/ It is important to put the Addendum in perspective. This Court notes and has noted its appreciation of the outstanding judicial workmanship of the Vice Chancellor and the professionalism of counsel in this matter in handling this expedited litigation with the expertise and skill which characterize Delaware proceedings of this nature. The misconduct noted in the Addendum is an aberration which is not to be tolerated in any Delaware proceeding.

3/   This Court's standard and scope of review as to facts on
appeal from a preliminary injunction is whether, after independently reviewing the entire record, we can conclude that the findings of the Court of Chancery are sufficiently supported by the record and are the product of an orderly and logical deductive process. Ivanhoe Partners v. Newmont Mining Corp., Del. Supr., 535
         ---------------------------------------
A.2d 1334, 1342-41 (1987).

     Paramount is a Delaware corporation with its principal offices in New York City. Approximately 118 million shares of Paramount's common stock are outstanding and traded on the New York Stock Exchange. The majority of Paramount's stock is publicly held by numerous unaffiliated investors. Paramount owns and operates a diverse group of entertainment businesses, including motion picture and television studios, book publishers, professional sports teams, and amusement parks.

     There are 15 persons serving on the Paramount Board. Four directors are officer-employees of Paramount: Martin S. Davis ("Davis"), Paramount's Chairman and Chief Executive Officer since 1983; Donald Oresman ("Oresman"), Executive Vice-President, Chief Administrative Officer, and General Counsel; Stanley R. Jaffe, President and Chief Operating Officer; and Ronald L. Nelson, Executive Vice President and Chief Financial Officer. Paramount's 11 outside directors are distinguished and experienced business persons who are present or former senior executives of public corporations or financial institutions. 4/


- ---------------------
4/ Grace J. Fippinger, a former Vice President, Secretary and Treasurer of NYNEX Corporation, and director of Pfizer, Inc., Connecticut Mutual Life Insurance Company, and The Bear Stearns Companies, Inc.

                                             (continued...)

     Viacom is a Delaware corporation with its headquarters in


- -------------------
4/(...continued)

     Irving R. Fischer, Chairman and Chief Executive Officer of HRH Construction Corporation, Vice Chairman of the New York City Chapter of the National Multiple Sclerosis Society, a member of the New York City Holocaust Memorial Commission, and an Adjunct Professor of Urban Planning at Columbia University.

     Benjamin L. Hooks, Senior Vice President  of the Chapman
     Company and director of Maxima Corporation

     J. Hugh Liedtke, Chairman of Pennzoil Company

     Franz J. Lutolf, former General Manager and a member of the Executive Board of Swiss Bank Corporation, and director of Grapha Holding AG, Hergiswil (Switzerland). Banco Santander (Suisse) S.A., Geneva, Diawa Securities Bank (Switzerland), Zurich, Cheak Coast Helarb European Acquisitions S.A., Luxembourg Internationale Nederlanden Bank (Switzerland), Zurich

     James A. Pattison, Chairman and Chief Executive Officer of the Jim Pattison Group, and director of the Toronto-Dominion Bank, Canadian Pacific Ltd., and Toyota's Canadian subsidiary

     Lester Pollack, General Partner of Lazard Freres & Co., Chief Executive Officer of Center Partners, and Senior Managing Director of Corporate Partners, investment affiliates of Lazard Freres, director of Loews Corp., CNA Financial Corp., Sunamerica Corp., Kaufman & Broad Home Corp., Parlex Corp., Transco Energy Company, Polaroid Corp., Continental Cablevision, Inc., and Tidewater Inc., and Trustee of New York University

     Irwin Schloss, Senior Advisor, Marcus Schloss & Company, Inc.

     Samuel J. Silberman, Retired Chairman of Consolidated Cigar
     Corporation

     Lawrence M. Small, President and Chief Operating Officer of the Federal National Mortgage Association, director of Fannie Mae and the Chubb Corporation, and trustee of Morehouse
     College and New York University Medical Center

     George Weissman, retired Chairman and Consultant of Philip
     Morris Companies, Inc., director of Avnet, Incorporated, and
     Chairman of Lincoln Center for the Performing Arts, Inc.

Massachussets. Viacom is controlled by Sumner M. Redstone ("Redstone"), its Chairman and Chief Executive Officer, who owns indirectly approximately 85.2 percent of Viacom's voting Class A stock and approximately 69.2 percent of Viacom's nonvoting Class B stock through National Amusements, Inc. ("NAI"), an entity 91.7 percent owned by Redstone. Viacom has a wide range of entertainment operations, including a number of well-known cable television channels such as MTV, Nickelodeon, Showtime, and The Movie Channel. Viacom's equity co-investors in the Paramount-Viacom transaction include NYNEX Corporation and Blockbuster Entertainment Corporation.

     QVC is a Delaware corporation with its headquarters in West Chester, Pennsylvania. QVC has several large stockholders, including Liberty Media Corporation, Comcast Corporation, Advance Publications, Inc., and Cox Enterprises Inc. Barry Diller ("Diller"), the Chairman and Chief Executive Officer of QVC, is also a substantial stockholder. QVC sells a variety of merchandise through a televised shopping channel. QVC has several equity co-investors in its proposed combination with Paramount including BellSouth Corporation and Comcast Corporation.

     Beginning in the late 1980s, Paramount investigated the possibility of acquiring or merging with other companies in the entertainment, media, or communications industry. Paramount considered such transactions to be desirable, and perhaps necessary, in order to keep pace with competitors in the rapidly evolving field of entertainment and communications. Consistent with its goal of strategic expansion, Paramount made a tender offer for Time Inc. in 1989, but was ultimately unsuccessful. See
                                                               ---
Paramount Communications, Inc. v. Time Inc.,  Del. Supr., 571 A.2d
- -------------------------------------------
1140 (1990) ("Time-Warner").
              -----------

     Although Paramount had considered a possible combination of Paramount and Viacom as early as 1990, recent efforts to explore such a transaction began at a dinner meeting between Redstone and Davis on April 20, 1993. Robert Greenhill ("Greenhill"), Chairman of Smith Barney Shearson Inc. ("Smith Barney"), attended and helped facilitate this meeting. After several more meetings between Redstone and Davis, serious negotiations began taking place in early July.

     It was tentatively agreed that Davis would be the chief executive officer and Redstone would be the controlling stockholder of the combined company, but the parties could not reach agreement on the merger price and the terms of a stock option to be granted to Viacom. With respect to price, Viacom offered a package of cash and stock (primarily Viacom Class B nonvoting stock) with a market value of approximately $61 per share, but Paramount wanted at least $70 per share.

     Shortly after negotiations broke down in July 1993, two notable events occurred. First, Davis apparently learned of QVC's potential interest in Paramount, and told Diller over lunch on July 21, 1993, that Paramount was not for sale. Second, the market value of Viacom's Class B nonvoting stock increased from $46.875 on July 6 to $57.25 on August 20. QVC claims (and Viacom disputes) that this price increase was caused by open market purchases of such stock by Redstone or entities controlled by him.

     On August 20, 1993, discussions between Paramount and Viacom resumed when Greenhill arranged another meeting between Davis and Redstone. After a short hiatus, the parties negotiated in earnest in early September, and performed due diligence with the assistance of their financial advisors, Lazard Freres & Co. ("Lazard") for Paramount and Smith Barney for Viacom. On September 9, 1993, the Paramount Board was informed about the status of the negotiations and was provided information by Lazard, including an analysis of the proposed transaction.

     On September 12, 1993, the Paramount Board met again and unanimously approved the Original Merger Agreement whereby Paramount would merge with and into Viacom. The terms of the merger provided that each share of Paramount common stock would be converted into 0.10 shares of Viacom Class A voting stock, 0.90 shares of Viacom Class B nonvoting stock, and $9.10 in cash. In addition, the Paramount Board agreed to amend its "poison pill" Rights Agreement to exempt the proposed merger with Viacom. The Original Merger Agreement also contained several provisions designed to make it more difficult for a potential competing bid to succeed. We focus, as did the Court of Chancery, on three of these defensive provisions: a "no-shop" provision (the "No-Shop Provision"), the Termination Fee, and the Stock Option Agreement.

     First, under the No-Shop Provision, the Paramount Board agreed that Paramount would not solicit, encourage, discuss, negotiate, or endorse any competing transaction unless: (a) a third party "makes an unsolicited written, bona fide proposal, which is not subject to any material contingencies relating to financing"; and (b) the Paramount Board determines that discussions or negotiations with the third party are necessary for the Paramount Board to comply with its fiduciary duties.

     Second, under the Termination Fee provision, Viacom would receive a $100 million termination fee if: (a) Paramount terminated the Original Merger Agreement because of a competing transaction;
(b) Paramount's stockholders did not approve the merger; or (c) the Paramount Board recommended a competing transaction.

     The third and most significant deterrent device was the Stock Option Agreement, which granted to Viacom an option to purchase approximately 19.9 percent (23,699,000 shares) of Paramount's outstanding common stock at $69.14 per share if any of the triggering events for the Termination Fee occurred. In addition to the customary terms that are normally associated with a stock option, the Stock Option Agreement contained two provisions that were both unusual and highly beneficial to Viacom: (a) Viacom was permitted to pay for the shares with a senior subordinated note of questionable marketability instead of cash, thereby avoiding the need to raise the $1.6 billion purchase price (the "Note Feature"); and (b) Viacom could elect to require Paramount to pay Viacom in cash a sum equal to the difference between the purchase price and the market price of Paramount's stock (the "Put Feature"). Because the Stock Option Agreement was not "capped" to limit its maximum dollar value, it had the potential to reach (and in this case did reach) unreasonable levels.

      After the execution of the Original Merger Agreement and the Stock Option Agreement on September 12, 1993, Paramount and Viacom announced their proposed merger. In a number of public statements, the parties indicated that the pending transaction was a virtual certainty. Redstone described it as a "marriage" that would "never be torn asunder" and stated that only a "nuclear attack" could break the deal. Redstone also called Diller and John Malone of Tele-Communications Inc., a major stockholder of QVC, to dissuade them from making a competing bid.

     Despite these attempts to discourage a competing bid, Diller sent a letter to Davis on September 20, 1993, proposing a merger in which QVC would acquire Paramount for approximately $80 per share, consisting of 0.893 shares of QVC common stock and $30 in cash.
QVC also expressed its eagerness to meet with Paramount to negotiate the details of a transaction. When the Paramount Board met on September 27, it was advised by Davis that the Original Merger Agreement prohibited Paramount from having discussions with QVC (or anyone else) unless certain conditions were satisfied. In particular, QVC had to supply evidence that its proposal was not subject to financing contingencies. The Paramount Board was also provided information from Lazard describing QVC and its proposal.

     On October 5, 1993, QVC provided Paramount with evidence of QVC's financing. The Paramount Board then held another meeting on October 11, and decided to authorize management to meet with QVC. Davis also informed the Paramount Board that Booz-Allen & Hamilton ("Booz-Allen"), a management consulting firm, had been retained to assess, inter alia, the incremental earnings potential from a
        ----- ----
Paramount-Viacom merger and a Paramount-QVC merger. Discussions proceeded slowly, however, due to a delay in Paramount signing a confidentiality agreement. In response to Paramount's request for information, QVC provided two binders of documents to Paramount on October 20.

     On October 21, 1993, QVC filed this action and publicly announced an $80 cash tender offer for 51 percent of Paramount's outstanding shares (the "QVC tender offer"). Each remaining share of Paramount common stock would be converted into 1.42857 shares of QVC common stock in a second-step merger. The tender offer was conditioned on, among other things, the invalidation of the Stock Option Agreement, which was worth over $200 million by that point.5/ QVC contends that it had to commence a tender offer because of the slow pace of the merger discussions and the need to begin seeking clearance under federal antitrust laws.

     Confronted by QVC's hostile bid, which on its face offered over $10 per share more than the consideration provided by the Original Merger Agreement, Viacom realized that it would need to raise its bid in order to remain competitive. Within hours after QVC's tender offer was announced, Viacom entered into discussions with Paramount concerning a revised transaction. These discussions led to serious negotiations concerning a comprehensive amendment to the original Paramount-Viacom transaction. In effect, the opportunity for a "new deal" with Viacom was at hand for the Paramount Board. With the QVC hostile bid offering greater value to the Paramount stockholders, the Paramount Board had considerable leverage with Viacom.

     At a special meeting on October 24, 1993, the Paramount Board approved the Amended Merger Agreement and an amendment to the Stock Option Agreement. The Amended Merger Agreement was, however,


























          --------------------

               5/ By November 15, 1993, the value of the Stock Option Agreement had increased to nearly $500 million based on the $90 QVC bid. See Court of Chancery Opinion, ____ A.2d ____, slip op.
                    ---
          at 59.

essentially the same as the Original Merger Agreement, except that it included a few new provisions. One provision related to an $80 per share cash tender offer by Viacom for 51 percent of Paramount's stock, and another changed the merger consideration so that each share of Paramount would be converted into 0.20408 shares of Viacom Class A voting stock, 1.08317 shares of Viacom Class B nonvoting stock, and 0.20408 shares of a new series of Viacom convertible preferred stock. The Amended Merger Agreement also added a provision giving Paramount the right not to amend its Rights Agreement to exempt Viacom if the Paramount Board determined that such an amendment would be inconsistent with its fiduciary duties because another offer constituted a "better alternative."6/ Finally, the Paramount Board was given the power to terminate the Amended Merger Agreement if it withdrew its recommendation of the Viacom transaction or recommended a competing transaction.

     Although the Amended Merger Agreement offered more consideration to the Paramount stockholders and somewhat more flexibility to the


























- --------------------

     6/ Under the Amended Merger Agreement and the Paramount Board's resolutions approving it, no further action of the Paramount Board would be required in order for Paramount's Rights Agreement to be amended. As a result, the proper officers of the company were authorized to implement the amendment unless they were instructed otherwise by the Paramount Board.

Paramount Board than did the Original Merger Agreement, the defensive measures designed to make a competing bid more difficult were not removed or modified. In particular, there is no evidence in the record that Paramount sought to use its newly-acquired leverage to eliminate or modify the No-Shop Provision, the Termination Fee, or the Stock Option Agreement when the subject of amending the Original Merger Agreement was on the table.

     Viacom's tender offer commenced on October 25, 1993, and QVC's tender offer was formally launched on October 27, 1993. Diller sent a letter to the Paramount Board on October 28 requesting an opportunity to negotiate with Paramount, and Oresman responded the following day by agreeing to meet. The meeting, held on November 1, was not very fruitful, however, after QVC's proposed guidelines for a "fair bidding process" were rejected by Paramount on the ground that "auction procedures" were inappropriate and contrary to Paramount's contractual obligations to Viacom.

     On November 6, 1993, Viacom unilaterally raised its tender offer price to $85 per share in cash and offered a comparable increase in the value of the securities being proposed in the second-step merger. At a telephonic meeting held later that day, the Paramount Board agreed to recommend Viacom's higher bid to Paramount's stockholders.

     QVC responded to Viacom's higher bid on November 12 by increasing its tender offer to $90 per share and by increasing the securities for its second-step merger by a similar amount. In response to QVC's latest offer, the Paramount Board scheduled a meeting for November 15, 1993. Prior to the meeting, Oresman sent the members of the Paramount Board a document summarizing the "conditions and uncertainties" of QVC's offer. One director testified that this document gave him a very negative impression of the QVC bid.

     At its meeting on November 15, 1993, the Paramount Board determined that the new QVC offer was not in the best interests of the stockholders. The purported basis for this conclusion was that QVC's bid was excessively conditional. The Paramount Board did not communicate with QVC regarding the status of the conditions because it believed that the No-Shop Provision prevented such communication in the absence of firm financing. Several Paramount directors also testified that they believed the Viacom transaction would be more advantageous to Paramount's future business prospects than a QVC transaction.7/ Although a number of materials were distributed to the Paramount Board describing the Viacom and QVC transactions, the only quantitative analysis of the consideration to be received by the stockholders under each proposal was based on then-current market prices of the securities involved, not on the anticipated value of such securities at the time when the stockholders would receive them.8/

     The preliminary injunction hearing in this case took place on November 16, 1993. On November 19, Diller wrote to the Paramount Board to inform it that QVC had obtained financing commitments for its tender offer and that there was no antitrust obstacle to the offer. On November 24, 1993, the Court of Chancery issued its decision granting a preliminary injunction in favor of QVC and the plaintiff stockholders. This appeal followed.

























- --------------------

     7/ This belief may have been based on a report prepared by Booz-Allen and distributed to the Paramount Board at its October 24 meeting. The report, which relied on public information regarding QVC, concluded that the synergies of a Paramount-Viacom merger were significantly superior to those of a Paramount-QVC merger. QVC has labelled the Booz-Allen report as a "joke."

     8/ The market prices of Viacom's and QVC's stock were poor measures of their actual values because such prices constantly fluctuated depending upon which company was perceived to be the more likely to acquire Paramount.

II.  APPLICABLE PRINCIPLES OF ESTABLISHED DELAWARE LAW

     The General Corporation Law of the State of Delaware (the "General Corporation Law") and the decisions of this Court have repeatedly recognized the fundamental principle that the management of the business and affairs of a Delaware corporation is entrusted to its directors, who are the duly elected and authorized representatives of the stockholders. 8 Del. C. s. 141(a); Aronson v.
                                        -------            ----------
Lewis, Del. Supr., 473 A.2d 805, 811-12 (1984); Pogostin v. Rice,
- -----                                           -----------------
Del. Supr., 480 A.2d 619, 624 (1984). Under normal circumstances, neither the courts nor the stockholders should interfere with the managerial decisions of the directors. The business judgment rule embodies the deference to which such decisions are entitled.
Aronson, 473 A.2d at 812.
- -------

     Nevertheless, there are rare situations which mandate that a court take a more direct and active role in overseeing the decisions made and actions taken by directors. In these situations, a court subjects the directors' conduct to enhanced scrutiny to ensure that it is reasonable.9/ The

























- --------------------

     9/ Where actual self-interest is present and affects a majority of the directors approving a transaction, a court will apply even more exacting scrutiny to determine whether the transaction is
entirely fair to the stockholders.   E.g., Weinberger v. UOP, Inc.,
                                     -----------------------------
Del. Supr., 457 A.2d 701, 710-11 (1983); Nixon v. Blackwell, Del.
                                         ------------------
Supr., 626 A.2d 1366, 1376 (1993).

decisions of this Court have clearly established the circumstances where such enhanced scrutiny will be applied. E.g., Unocal, 493
                                               ------------
A.2d 946; Moran v. Household Int'l, Inc., Del. Supr., 500 A.2d 1346
          ------------------------------
(1985); Revlon, 506 A.2d 173; Mills Acquisition Co. v. Macmillan, Inc.,
                              ---------------------------------------
Del. Supr., 559 A.2d 1261 (1989); Gilbert v. El Paso Co., Del.
                                  ----------------------
Supr., 575 A.2d 1131 (1990). The case at bar implicates two such circumstances: (1) the approval of a transaction resulting in a sale of control, and (2) the adoption of defensive measures in response to a threat to corporate control.

     A.   The Significance of a Sale or Change10/ of Control
     -------------------------------------------------------

     When a majority of a corporation's voting shares are acquired by a single person or entity, or by a cohesive group acting together, there is a significant diminution in the voting power of those who thereby become minority stockholders. Under the statutory framework of the General Corporation Law, many of the most fundamental corporate changes can be implemented only if they are approved by a majority vote of the stock-































- --------------------

     10/ For purposes of our December 9 Order and this Opinion, we have used the terms "sale of control" and "change of control" interchangeably without intending any doctrinal distinction.

holders. Such actions include elections of directors, amendments to the certificate of incorporation, mergers, consolidations, sales of all or substantially all of the assets of the corporation, and dissolution. 8 Del. C. ss. 211, 242, 251-258, 263, 271, 275.
                -------
Because of the overriding importance of voting rights, this Court and the Court of Chancery have consistently acted to protect stockholders from unwarranted interference with such rights.11/

     In the absence of devices protecting the minority stockholders,12/ stockholder votes are likely to become mere formalities where there is a











- --------------------

     11/ See Schnell v. Chris-Craft Indus., Inc., Del. Supr., 285
         --- -----------------------------------
A.2d 437, 439 (1971) (holding that actions taken by management to manipulate corporate machinery "for the purpose of obstructing the legitimate efforts of dissident stockholders in the exercise of their rights to undertake a proxy contest against management" were "contrary to established principles of corporate democracy" and therefore invalid); Giuricich v. Emtrol Corp., Del. Supr., 449 A.2d
                    -------------------------
232, 239 (1982) (holding that "careful judicial scrutiny will be given a situation in which the right to vote for the election of successor directors has been effectively frustrated"); Centaur
                                                       -------
Partners, IV v. Nat'l Intergroup, Del. Supr., 582 A.2d 923 (1990)
- --------------------------------
(holding that supermajority voting provisions must be clear and unambiguous because they have the effect of disenfranchising the majority); Stroud v. Grace, Del. Supr., 604 A.2d 75, 84 (1992)
           ---------------
(directors' duty of disclosure is premised on the importance of stockholders being fully informed when voting on a specific matter); Blasius Indus., Inc. v. Atlas Corp., Del. Ch., 564 A.2d
         -----------------------------------
651, 659 n. 2 (1988) ("Delaware courts have long exercised a most sensitive and protective regard for the free and effective exercise of voting rights.").

     12/ Examples of such protective provisions are supermajority voting provisions, majority of the minority requirements, etc. Although we express no opinion on what effect the inclusion of any such stockholder protective devices would have had in this case, we note that this Court has upheld, under different circumstances, the reasonableness of a standstill agreement which limited a 49.9 percent stockholder to 40 percent board representation. Ivanhoe,
                                                         -------
535 A.2d at 1343.

majority stockholder. For example, minority stockholders can be deprived of a continuing equity interest in their corporation by means of a cash-out merger. Weinberger, 457 A.2d at 703. Absent
                             ----------
effective protective provisions, minority stockholders must rely for protection solely on the fiduciary duties owed to them by the directors and the majority stockholder, since the minority stockholders have lost the power to influence corporate direction through the ballot. The acquisition of majority status and the consequent privilege of exerting the powers of majority ownership come at a price. That price is usually a control premium which recognizes not only the value of a control block of shares, but also compensates the minority stockholders for their resulting loss of voting power.

     In the case before us, the public stockholders (in the aggregate) currently own a majority of Paramount's voting stock. Control of the corporation is not vested in a single person, entity, or group, but vested in the fluid aggregation of unaffiliated stockholders. In the event the Paramount-Viacom transaction is consummated, the public stockholders will receive cash and a minority equity voting position in the surviving corporation. Following such consummation, there will be a controlling stockholder who will have the voting power to: (a) elect directors; (b) cause a break-up of the corporation; (c) merge it with another company;
(d) cash-out the public stockholders; (e) amend the certificate of incorporation; (f) sell all or substantially all of the corporate assets; or (g) otherwise alter materially the nature of the corporation and the public stockholders' interests. Irrespective of the present Paramount Board's vision of a long-term strategic alliance with Viacom, the proposed sale of control would provide the new controlling stockholder with the power to alter that vision.

     Because of the intended sale of control, the Paramount-Viacom transaction has economic consequences of considerable significance to the Paramount stockholders. Once control has shifted, the current Paramount stockholders will have no leverage in the future to demand another control premium. As a result, the Paramount stockholders are entitled to receive, and should receive, a control premium and/or protective devices of significant value. There being no such protective provisions in the Viacom-Paramount transaction, the Paramount directors had an obligation to take the maximum advantage of the current opportunity to realize for the stockholders the best value reasonably available.

     B.   The Obligations of Directors in a Sale or Change of
          Control Transaction

     The consequences of a sale of control impose special obligations on the directors of a corporation.13/ In particular, they have the obligation of acting reasonably to seek the transaction offering the best value reasonably available to the stockholders. The courts will apply enhanced scrutiny to ensure that the directors have acted reasonably. The obligations of the directors and the enhanced scrutiny of the courts are well-established by the decisions of this Court. The directors' fiduciary duties in a sale of control context are those which generally attach. In short, "the directors must act in accordance with their fundamental duties of care and loyalty." Barkan v.
                                                     ---------
Amsted Indus., Inc., Del. Supr., 567 A.2d 1279, 1286 (1989).  As we
- -------------------
held in Macmillan:
        ---------

- ---------------------

13/ We express no opinion on any scenario except the actual facts before the Court, and our precise holding herein. Unsolicited tender offers in other contexts may be governed by different precedent. For example, where a potential sale of control by a corporation is not the consequence of a board's action, this Court has recognized the prerogative of a board of directors to resist a third party's unsolicited acquisition proposal or offer. See Pogostin, 480 A.2d at 627; Time-Warner, 571 A.2d
                 --------                   -----------
     at 1152; Bershad v. Curtiss-Wright Corp., Del. Supr., 535 A.2d
              ------------------------------
     840,845 (1987); Macmillan, 559 A.2d at 1285 n.35.  The
                     ---------
     decision of a board to resist such an acquisition, like all decisions of a properly-functioning board, must be informed, Unocal, 493 A.2d at 954-55, and the circumstances of each
     ------
     particular case will determine the steps that a board must take to inform itself, and what other action, if any, is required as a matter of fiduciary duty.

     It is basic to our law that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, the directors owe fiduciary duties of care and loyalty to the corporation and its shareholders. This unremitting obligation extends equally to board conduct in a sale of corporate control.

559 A.2d at 1280 (emphasis supplied)(citations omitted).

     In the sale of control context, the directors must focus on one primary objective -- to secure the transaction offering the best value reasonably available for the stockholders -- and they must exercise their fiduciary duties to further that end. The decisions of this Court have consistently emphasized this goal. Revlon, 506 A.2d at 182 ("The duty of the board... [is] the
- ------
maximization of the company's value at a sale for the stockholders' benefit."); Macmillan, 559 A.2d at 1288 ("[I]n a sale of corporate
            ---------
control the responsibility of the directors is to get the highest value reasonably attainable for the shareholders."); Barkan, 567
                                                     ------
A.2d at 1286 ("[T]he board must act in a neutral manner to encourage the highest possible price for shareholders."). See also Wilmington Trust Co. v. Coulter, Del. Supr., 200 A.2d 441, 448
- -------------------------------
(1964)(in the context of the duty
of a trustee, "[w]hen all is equal...it is plain that the Trustee is bound to obtain the best price obtainable").

     In pursuing this objective, the directors must be especially diligent. See Citron v. Fairchild Camera and Instrument Corp.,
           ---------------------------------------------------
Del. Supr., 569 A.2d 53, 66 (1989) (discussing "a board's active and direct role in the sale process"). In particular, this Court has stressed the importance of the board being adequately informed in negotiating a sale of control: "The need for adequate information is central to the enlightened evaluation of a transaction that a board must make." Barkan, 567 A.2d at 1287.
                                      ------
This requirement is consistent with the general principle that "directors have a duty to inform themselves, prior to making a business decision, of all material information reasonably available to them." Aronson, 473 A.2d at 812. See also Cede & Co. v.
           -------                    --- ---- ------------
Technicolor, Inc., Del. Supr., 634 A.2d 345, 367 (1993); Smith v.
- -----------------                                        --------

Van Gorkom, Del. Supr., 488 A.2d 858, 872 (1985).  Moreover, the
- ----------
role of outside, independent directors becomes particularly
important because of the magnitude of a sale of control transaction and the possibility, in certain cases, that management may not necessarily be impartial.  See Macmillan, 559 A.2d at 1285
                               ---------
(requiring "the intense scrutiny and participation of the independent directors").

     Barkan teaches some of the methods by which a board can
     ------
fulfill its obligation to seek the best value reasonably available to the stockholders. 567 A.2d at 1286-87. These methods are designed to determine the existence and viability of possible alternatives. They include conducting an auction, canvassing the market, etc. Delaware law recognizes that there is "no single blueprint" that directors must follow. Id. at 1286-87; Citron 569
                                        ---             ------
A.2d at 68; Macmillan, 559 A.2d at 1287.
            ---------

     In determining which alternative provides the best value for the stockholders, a board of directors is not limited to considering only the amount of cash involved, and is not required to ignore totally its view of the future value of a strategic alliance. See Macmillan, 559 A.2d at 1282 n.29. Instead, the
           --- ---------
directors should analyze the entire situation and evaluate in a disciplined manner the consideration being offered. Where stock or other non-cash consideration is involved, the board should try to quantify its value, if feasible, to achieve an objective comparison of the alternatives.14/


- ---------------------

14/ When assessing the value of non-cash consideration, a board should focus on its value as of the date it will be received by the stockholders. Normally, such value will be determined with the assistance of experts using generally accepted methods of valuation. See in re RJR Nabisco, Inc. Shareholders
                           ----------------------------------------
     Litig., Del. Ch., C.A. No. 10389, Allen, C. (Jan. 31, 1989),
     -----
     reprinted at 14 Del. J. Corp. L. 1132, 1161.

In addition, the board may assess a variety of practical considerations relating to each alternative, including:

     [an offer's] fairness and feasibility; the proposed or actual financing for the offer, and the consequences of that financing; questions of illegality; ... the risk of non-consum[m]ation; ... the bidder's identity, prior background and other business venture experiences; and the bidder's business plans for the corporation and their effects on stockholder interests.

Macmillan, 559 A.2d at 1282 n. 29.  These considerations are
- ---------
important because the selection of one alternative may permanently foreclose other opportunities. While the assessment of these factors may be complex, the board's goal is straightforward:
Having informed themselves of all material information reasonably available, the directors must decide which alternative is most likely to offer the best value reasonably available to the stockholders.

     C.   Enhanced Judicial Scrutiny of a Sale or Change of Control
          Transaction

     Board action in the circumstances presented here is subject to enhanced scrutiny. Such scrutiny is mandated by: (a) the threatened diminution of the current stockholders' voting power;
(b) the fact that an asset belonging to public stockholders (a control premium) is being sold and may never be available again; and (c) the traditional concern of Delaware courts for actions which impair or impede stockholder voting rights (see supra note 11). In Macmillan, this Court held:
                   -----               ---------

               When Revlon duties devolve upon directors,
                    ------
          this Court will continue to exact an enhanced
          judicial scrutiny at the threshold, as in
          Unocal, before the normal presumptions of the
          ------
          business judgment rule will apply.15/

559 A.2d at 1288.  The Macmillan decision articulates a specific
                       ---------
two-part test for analyzing board action where competing bidders are not treated equally:16/

               In the face of disparate treatment, the
          trial court must first examine whether the directors properly perceived that shareholder interests were enhanced. In any event the board's action must be reasonable in relation to the advantage sought to be achieved, or conversely, to the threat which a particular bid allegedly poses to stockholder interests.

Id.  See also Roberts v. General Instrument Corp., Del. Ch., C.A.
- -------------------------------------------------
No. 11639, Allen, C. (Aug. 13, 1990), reprinted at Del. J. Corp. L.
1540,


- ---------------------

15/ Because the Paramount Board acted unreasonably as to process and result in this sale of control situation, the business judgement rule did not become operative.

16/ Before this test is invoked, "the plaintiff must show, and the trial court must find, that the directors of the target company treated one or more of the respective bidders on
     unequal terms."  Macmillan, 559 A.2d at 1288.
                      ---------

1554 ("This enhanced test requires a judicial judgement of reasonableness in the circumstances.").

     The key features of an enhanced scrutiny test are: (a) a judicial determination regarding the adequacy of the decisionmaking process employed by the directors, including the information on which the directors based their decision; and (b) a judicial examination of the reasonableness of the directors' action in light of the circumstances then existing. The directors have the burden of proving that they were adequately informed and acted reasonably.

     Although an enhanced scrutiny test involves a review of the reasonableness of the substantive merits of a board's actions,17/ a court should not ignore the complexity of the directors' task in a sale of control. There are many business and financial considerations implicated in investigating and selecting the best value reasonably available. The board of directors is


- ---------------------

17/ It is to be remembered that, in cases where the traditional business judgement rule is applicable and the board acted with due care, in good faith, and in the honest belief that they are acting in the best interests of the stockholders (which is not this case), the Court gives great deference to the substance of the directors' decision and will not invalidate the decision, will not examine its reasonableness, and "will not substitute our views for those of the board if the latter's decision can be "'attributed to any rational business purpose.'" Unocal, 493 A.2d at 949 (quoting Sinclair Oil Corp.
                 ------                   --------------------------
     v. Levien, Del. Supr., 280 A.2d 717, 720 (1971)).  See
     ---------                                          ---
     Aronson, 473 A.2d at 812.
     -------
the corporate decisionmaking body best equipped to make these judgements. Accordingly, a court applying enhanced judicial scrutiny should be deciding whether the directors made a reasonable decision, not a perfect decision. If a board selected one of several reasonable alternatives, a court should not second-guess that choice even though it might have decided otherwise or subsequent events may have cast doubt on the board's determination. Thus, courts will not substitute their business judgement for that of the directors, but will determine if the directors' decision was, on balance, within a range of reasonableness.  See Unocal, 493
                                                    ----------
A.2d at 955-56; Macmillan, 559 A.2d at 1288; Nixon, 626 A.2d at
                ---------                    -----
1378.

     D.   Revlon and Time-Warner Distinguished
          ------     -----------

     The Paramount defendants and Viacom assert that the fiduciary obligations and the enhanced judicial scrutiny discussed above are not implicated in this case in the absence of a "break-up" of the corporation, and that the order granting the preliminary injunction should be reversed. This argument is based on their erroneous interpretation of our decisions in Revlon and Time-Warner.
                                   ------     -----------

     In Revlon, we reviewed the actions of the board of directors
        ------
of Revlon, Inc ("Revlon"), which had rebuffed the overtures of Pantry Pride,

Inc. and had instead entered into an agreement with Forstmann Little & Co. ("Forstmann") providing for the acquisition of 100 percent of Revlon's outstanding stock by Forstmann and the subsequent break-up of Revlon. Based on the facts and circumstances present in Revlon, we held that "[t]he directors'
                         ------
role changed from defenders of the corporate bastion to auctioneers charged with getting the best price for the stockholders at a sale of the company." 506 A.2d at 182. We further held that "when a board ends an intense bidding contest on an insubstantial basis,...[that] action cannot withstand the enhanced scrutiny which Unocal requires of director conduct." Id. at 184.
- ------                                 ---

     It is true that one of the circumstances bearing on these holdings was the fact that "the break-up of the company...had become a reality which even the directors embraced." Id at 182.
                                                      --
It does not follow, however, that a "break-up" must be present and "inevitable" before directors are subject to enhanced judicial scrutiny and are required to pursue a transaction that is calculated to produce the best value reasonably available to the stockholders. In fact, we stated in Revlon that "when bidders make
                                     ------
relatively similar offers, or dissolution of the company becomes inevitable, the directors cannot fulfill their enhanced Unocal
                                                        ------
duties by playing favorites with the
contending factions."  Id. at 184 (emphasis added).  Revlon thus
                       ---                           ------
does not hold that an inevitable dissolution or "break-up" is necessary.

     The decisions of this Court following Revlon reinforced the
                                           ------
applicability of enhanced scrutiny and the directors' obligation to seek the best value reasonably available for the stockholders where there is a pending sale of control, regardless of whether or not there is to be a break-up of the corporation. In Macmillan, this
                                                  ---------
Court held:

          We stated in Revlon, and again here, that in a
                       ------
          sale of corporate control the responsibility of the directors is to get the highest value reasonably attainable for the shareholders.

559 A.2d at 1288 (emphasis added).  In Barkan, we observed further:
                                       ------

          We believe that the general principles
          announced in Revlon, in Unocal Corp. v. Mesa
                       ------     ------------    ----
          Petroleum Co., Del. Supr., 493 A.2d 946 (1985),
          -------------
          and in Moran v. Household International, Inc.,
                 --------------------------------------
          Del. Supr., 500 A.2d 1346 (1985) govern this case and every case in which a fundamental change of corporate control occurs or is contemplated.

567 A.2d at 1286 (emphasis added).

     Although Macmillan and Barkan are clear in holding that a
              ---------     ------
change of control imposes on directors the obligation to obtain the best value reasonably available to the stockholders, the Paramount defendants have interpreted our decision in Time-Warner as requiring a corporate
                            -----------
break-up in order for that obligation to apply.  The facts in Time-
                                                              -----
Warner, however, were quite different from the facts of this case,
- ------
and refute Paramount's position here.  In Time-Warner, the
                                          -----------
Chancellor held that there was no change of control in the original stock-for-stock merger between Time and Warner because Time would be owned by a fluid aggregation of unaffiliated stockholders both before and after the merger.

               If the appropriate inquiry is whether a
          change in control is contemplated, the answer must be sought in the specific circumstances surrounding the transaction. Surely under some circumstances a stock for stock merger could reflect a transfer of corporate control. That would, for example, plainly be the case here if Warner were a private company. But where, as here, the shares of both constituent corporations are widely held, corporate control can be expected to remain unaffected by a stock for stock merger. This in my judgment was the situation with respect to the original merger agreement. When the specifics of that situation are reviewed, it is seen that, aside from legal technicalities and aside from arrangements thought to enhance the prospect for the ultimate succession of [Nicholas J.
          Nicholas, Jr., president of Time], neither corporation could be said to be acquiring the other. Control of both remained in a large, fluid, changeable and changing market.

               The existence of a control block of stock in the hands of a single shareholder or a group with loyalty to each other does have real consequences to the financial value of "minority" stock. The law offers some protection to such shares through the imposition of a fiduciary duty upon controlling shareholders. But here, effectuation of the merger would not have subjected Time shareholders to the risks and consequences of holders of minority shares. This is a reflection of the fact that no control passed to anyone in the transaction contemplated. The shareholders of Time would have "suffered" dilution, of course, but they would suffer the same type of dilution upon the public distribution of new stock.

Paramount Communications Inc. v. Time Inc., Del. Ch., No. 10866,
- ------------------------------------------
Allen, C. (July 17, 1989), reprinted at 15 Del. J. Corp. L. 700,
739 (emphasis added).  Moreover, the transaction actually
consummated in Time-Warner was not a merger, as originally planned,
               -----------
but a sale of Warner's stock to Time.

     In our affirmance of the Court of Chancery's well-reasoned decision, this Court held that "The Chancellor's findings of fact are supported by the record and his conclusion is correct as a matter of law." 571 A.2d at 1150 (emphasis added). Nevertheless, the Paramount defendants here have argued that a break-up is a requirement and have focused on the following language in our Time-
                                                              -----
Warner decision:
- ------

          However, we premise our rejection of
          plaintiffs' Revlon claim on different grounds,
                      ------
          namely, the absence of any substantial evidence
          to conclude that Time's board, in negotiating
          with Warner, made the dissolution or break-up
          of the corporate entity inevitable, as was the
          case in Revlon.
                  ------

               Under Delaware law there are, generally
          speaking and without excluding other
          possibilities, two circumstances which may
          implicate Revlon duties.  The first, and
                    ------
          clearer one, is when a corporation initiates an
          active bidding process seeking to sell itself
          or to effect a business reorganization
          involving a clear break-up of the company.
          However, Revlon duties may also be triggered
                   ------
          where, in response to a bidder's offer, a target abandons its long-term strategy and seeks an alternative transaction involving the breakup of the company.

Id. at 1150 (emphasis added) (citation and footnote omitted).
- --

     The Paramount defendants have misread the holding of Time-
                                                          -----
Warner.  Contrary to their argument, our decision in Time-Warner
- ------                                               -----------
expressly states that the two general scenarios discussed in the above-quoted paragraph are not the only instances where "Revlon
                                                         ------
duties" may be implicated. The Paramount defendants' argument totally ignores the phrase "without excluding other possibilities." Moreover, the instant case is clearly within the first general scenario set forth in Time-Warner. The Paramount Board, albeit
                      -----------
unintentionally, had "initiate[d] an active bidding process seeking to sell itself" by agreeing to sell control of the corporation to Viacom in circumstances where another potential acquiror (QVC) was equally interested in being a bidder.

     The Paramount defendants' position that both a change of control and a break-up are required must be rejected. Such a holding would unduly restrict the application of Revlon, is
                                                 ------
inconsistent with this Court's decisions in Barkan and Macmillan,
                                            ------     ---------
and has no basis in policy. There are few events that have a more significant impact on the stockholders than a sale of control or a corporate break-up. Each event represents a fundamental (and perhaps irrevocable) change in the nature of the corporate enterprise from a practical standpoint. It is the significance of each of these events that justifies: (a) focusing on the directors' obligation to seek the best value reasonably available to the stockholders; and (b) requiring a close scrutiny of board action which could be contrary to the stockholders' interests.

     Accordingly, when a corporation undertakes a transaction which will cause: (a) a change in corporate control; or (b) a break-up of the corporate entity, the directors' obligation is to seek the best value reasonably available to the stockholders. This obligation arises because the effect of the Viacom-Paramount transaction, if consummated, is to shift control of Paramount from the public stockholders to a controlling stockholder, Viacom. Neither Time-Warner nor any other decision of this Court holds that
        -----------
a "break-up" of the company is essential to give rise to this obligation where there is a sale of control.

III. BREACH OF FIDUCIARY DUTIES BY PARAMOUNT BOARD

     We now turn to duties of the Paramount Board under the facts of this case and our conclusions as to the breaches of those duties which warrant injunctive relief.

     A.   The Specific Obligations of the Paramount Board

     Under the facts of this case, the Paramount directors had the obligation: (a) to be diligent and vigilant in examining critically the Paramount-Viacom transaction and the QVC tender offers; (b) to act in good faith; (c) to obtain, and act with due care on, all material information reasonably available, including information necessary to compare the two offers to determine which of these transactions, or an alternative course of action, would provide the best value reasonably available to the stockholders; and (d) to negotiate actively and in good faith with both Viacom and QVC to that end.

     Having decided to sell control of the corporation, the Paramount directors were required to evaluate critically whether or not all material aspects of the Paramount-Viacom transaction (separately and in the aggregate) were reasonable and in the best interests of the Paramount stockholders in light of current circumstances, including: the change of control premium, the Stock Option Agreement, the Termination Fee, the coercive nature of both the Viacom and QVC tender offers,18/ the No-Shop Provision, and the proposed disparate use of the Rights Agreement as to the Viacom and QVC tender offers, respectively.

     These obligations necessarily implicated various issues, including the questions of whether or not those provisions and other aspects of the Paramount-Viacom transaction (separately and in the aggregate): (a) adversely affected the value provided to the Paramount stockholders; (b) inhibited or encouraged alternative bids; (c) were enforceable contractual obligations in light of the directors' fiduciary duties; and (d) in the end

______________
18/ Both the Viacom and the QVC tender offers were for 51 percent cash and a "back-end" of various securities, the value of each of which depended on the fluctuating value of Viacom and QVC stock at any given time. Thus, both tender offers were two-tiered, front-end loaded, and coercive. Such coercive offers are inherently problematic and should be expected to receive particularly careful analysis by a target board. See Unocal,
                                                           ------
     493 A.2d at 956.

would advance or retard the Paramount directors' obligation to secure for the Paramount stockholders the best value reasonably available under the circumstances.

     The Paramount defendants contend that they were precluded by certain contractual provisions, including the No-Shop Provision, from negotiating with QVC or seeking alternatives. Such provisions, whether or not they are presumptively valid in the abstract, may not validly define or limit the directors' fiduciary duties under Delaware law or prevent the Paramount directors from carrying out their fiduciary duties under Delaware law. To the extent such provisions are inconsistent with those duties, they are invalid and unenforceable. See Revlon, 506 A.2d at 184-85.
                            ----------

     Since the Paramount directors had already decided to sell control, they had an obligation to continue their search for the best value reasonably available to the stockholders. This continuing obligation included the responsibility, at the October 24 board meeting and thereafter, to evaluate critically both the QVC tender offers and the Paramount-Viacom transaction to determine if: (a) the QVC tender offer was, or would continue to be, conditional; (b) the QVC tender offer could be improved; (c) the Viacom tender offer or other aspects of the Paramount-Viacom transaction could be improved; (d) each of the respective offers would be reasonably likely to come to closure, and under what circumstances; (e) other material information was reasonably available for consideration by the Paramount directors; (f) there were viable and realistic alternative courses of action; and (g) the timing constraints could be managed so the directors could consider these matters carefully and deliberately.

     B.   The Breaches of Fiduciary Duty by the Paramount Board

     The Paramount directors made the decision on September 12, 1993, that, in their judgment, a strategic merger with Viacom on the economic terms of the Original Merger Agreement was in the best interests of Paramount and its stockholders. Those terms provided a modest change of control premium to the stockholders. The directors also decided at that time that it was appropriate to agree to certain defensive measures (the Stock Option Agreement, the Termination Fee, and the No-Shop Provision) insisted upon by Viacom as part of that economic transaction. Those defensive measures, coupled with the sale of control and subsequent disparate treatment of competing bidders, implicated the judicial scrutiny of Unocal, Revlon, Macmillan, and their progeny. We conclude that the
- ------  ------  ---------

Paramount directors' process was not reasonable, and the result achieved for the stockholders was not reasonable under the circumstances.

     When entering into the Original Merger Agreement, and thereafter, the Paramount Board clearly gave insufficient attention to the potential consequences of the defensive measures demanded by Viacom. The Stock Option Agreement had a number of unusual and potentially "draconian"19/ provisions, including the Note Feature and the Put Feature. Furthermore, the Termination Fee, whether or not unreasonable by itself, clearly made Paramount less attractive to other bidders, when coupled with the Stock Option Agreement. Finally, the No-Shop Provision inhibited the Paramount Board's ability to negotiate with other potential bidders, particularly QVC which had already expressed an interest in Paramount.20/


- ----------------------
19/ The Vice Chancellor so characterized the Stock Option Agreement. Court of Chancery Opinion, ____ A.2d___, slip op. at 60. We express no opinion whether a stock option agreement of essentially this magnitude, but with a reasonable "cap" and without the Note and Put Features, would be valid or invalid under other circumstances. See Hecco Ventures v. Sea-Land
                                     --------------------------
     Corp., Del Ch., C.A. No. 8486, Jacobs, V.C. (May 19, 1986)
     -----
     (21.7 percent stock option); In re Vitalink Communications
                                  -----------------------------
     Corp. Shareholders Litig., Del. Ch., C.A. No. 12085, Chandler,
     -------------------------
     V.C. (May 16, 1990) (19.9 percent stock option).

20/ We express no opinion whether certain aspects of the No-Shop Provision here could be valid in another context. Whether or not it could validly have operated here at an early stage solely to prevent Paramount from actively "shopping" the company, it could not prevent the Paramount directors from carrying out their fiduciary duties in considering unsolicited bids or in negotiating for the best value

                                             (continued...)

     Throughout the applicable time period, and especially from the first QVC merger proposal on September 20 through the Paramount Board meeting on November 15, QVC's interest in Paramount provided the opportunity for the Paramount Board to seek significantly higher value for the Paramount stockholders than that being offered by Viacom. QVC persistently demonstrated its intention to meet and exceed the Viacom offers, and frequently expressed its willingness to negotiate possible further increases.

     The Paramount directors had the opportunity in the October 23-24 time frame, when the Original Merger Agreement was renegotiated, to take appropriate action to modify the improper defensive measures as well as to improve the economic terms of the Paramount-Viacom transaction. Under the circumstances existing at that time, it should have been clear to the Paramount Board that the Stock Option Agreement, coupled with the

- ---------------------

20/ (..continued)
     reasonably available to the stockholders.  Macmillan, 559
                                                ---------
     A.2d at 1287.  As we said in Barkan:  "Where a board has no
                                  ------
     reasonable basis upon which to judge the adequacy of a contemplated transaction, a no-shop restriction gives rise to the inference that the board seeks to forestall competing bids." 567 A.2d at 1288. See also Revlon, 506 A.2d at 184
                                ---------------
     (holding that "[t]he no-shop provision, like the lock-up option, while not per se illegal, is impermissible under the
                       ------
     Unocal standards when a board's primary duty becomes that of
     ------
     an auctioneer responsible for selling the company to the highest bidder").

Termination Fee and the No-Shop Clause, were impeding the realization of the best value reasonably available to the Paramount stockholders. Nevertheless, the Paramount Board made no effort to eliminate or modify these counterproductive devices, and instead continued to cling to its vision of a strategic alliance with Viacom. Moreover, based on advice from the Paramount management, the Paramount directors considered the QVC offer to be "conditional" and asserted that they were precluded by the No-Shop Provision from seeking more information from, or negotiating with, QVC.

     By November 12, 1993, the value of the revised QVC offer on its face exceeded that of the Viacom offer by over $1 billion at then current values. This significant disparity of value cannot be justified on the basis of the directors' vision of future strategy, primarily because the change of control would supplant the authority of the current Paramount Board to continue to hold and implement their strategic vision in any meaningful way. Moreover, their uninformed process had deprived their strategic vision of much of its credibility. See Van Gorkom, 488 A.2d at 872; Cede v.
                          --------------                   -------
Technicolor, 634 A.2d at 367; Hanson Trust PLC v. ML SCM
- -----------                   --------------------------
Acquisition Inc., 2d Cir., 781 F.2d 264, 274 (1986).
- ----------------

     When the Paramount directors met on November 15 to consider QVC's increased tender offer, they remained prisoners of their own misconceptions and missed opportunities to eliminate the restrictions they had imposed on themselves. Yet, it was not "too late" to reconsider negotiating with QVC. The circumstances existing on November 15 made it clear that the defensive measures, taken as a whole, were problematic: (a) the No-Shop Provision could not define or limit their fiduciary duties; (b) the Stock Option Agreement had become "draconian"; and (c) the Termination Fee, in context with all the circumstances, was similarly deterring the realization of possibly higher bids. Nevertheless, the Paramount directors remained paralyzed by their uninformed belief that the QVC offer was "illusory." This final opportunity to negotiate on the stockholders' behalf and to fulfill their obligation to seek the best value reasonably available was thereby squandered.21/


- -----------------------
21/ The Paramount defendants argue that the Court of Chancery erred by assuming that the Rights Agreement was "pulled" at the November 15 meeting of the Paramount Board. The problem with this argument is that, under the Amended Merger Agreement and the resolutions of the Paramount Board related thereto, Viacom would be exempted from the Rights Agreement in the absence of further action of the Paramount Board and no further meeting had been scheduled or even contemplated prior to the closing of the Viacom tender offer. This failure to schedule and hold a meeting shortly before the closing date in order to make a final decision, based on all of the information and circumstances then existing,

                                             (continued...)

IV.  VIACOM'S CLAIM OF VESTED CONTRACT RIGHTS

     Viacom argues that it had certain "vested" contract rights with respect to the No-Shop Provision and the Stock Option Agreement.22/ In effect, Viacom's argument is that the Paramount directors could enter into an agreement in violation of their fiduciary duties and then render Paramount, and ultimately its stockholders, liable for failing to carry out an agreement in violation of those duties. Viacom's protestations about vested rights are without merit. This Court has found that those defensive measures were improperly designed to deter potential bidders, and that such measures do not meet the reasonableness test to which they must be subjected. They are consequently invalid and unenforceable under the facts of this case.

     The No-Shop Provision could not validly define or limit the fiduciary duties of the Paramount directors. To the extent that a contract, or a provision thereof, purports to require a board to act or not in such a fashion as to limit the exercise of fiduciary duties, it is invalid and


- ---------------------
21/  (...continued)
     whether to exempt Viacom from the Rights Agreement was inconsistent with the Paramount Board's responsibilities and does not provide a basis to challenge the Court of Chancery's decision.

22/  Presumably this argument would have included the Termination
     Fee had the Vice Chancellor invalidated that provision or if appellees had cross-appealed from the Vice Chancellor's refusal to invalidate that provision.

unenforceable.  Cf. Wilmington Trust v. Coulter, 200 A.2d at 452-
                -------------------------------
54. Despite the arguments of Paramount and Viacom to the contrary, the Paramount directors could not contract away their fiduciary obligations. Since the No-Shop Provision was invalid, Viacom never had any vested contract rights in the provision.

     As discussed previously, the Stock Option Agreement contained several "draconian" aspects, including the Note Feature and the Put Feature. While we have held that lock-up options are not per se
                                                          ------
illegal, see Revlon, 506 A.2d at 183, no options with similar
         ----------
features have ever been upheld by this Court. Under the circumstances of this case, the Stock Option Agreement clearly is invalid. Accordingly, Viacom never had any vested contract rights in that Agreement.

     Viacom, a sophisticated party with experienced legal and financial advisors, knew of (and in fact demanded) the unreasonable features of the Stock Option Agreement. It cannot be now heard to argue that it obtained vested contract rights by negotiating and obtaining contractual provisions from a board acting in violation of its fiduciary duties. As the Nebraska Supreme Court said in rejecting a similar argument in ConAgra, Inc. v. Cargill, Inc.,
                                ------------------------------
Neb. Supr., 382 N.W.2d 576, 587-88 (1986), "To so hold,
it would seem, would be to get the shareholders coming and going." Likewise, we reject Viacom's arguments and hold that its fate must rise or fall, and in this instance fall, with the determination that the actions of the Paramount Board were invalid.

V.   CONCLUSION

     The realization of the best value reasonably available to the stockholders became the Paramount directors' primary obligation under these facts in light of the change of control. That obligation was not satisfied, and the Paramount Board's process was deficient. The directors' initial hope and expectation for a strategic alliance with Viacom was allowed to dominate their decision making process to the point where the arsenal of defensive measures established at the outset was perpetuated (not modified or eliminated) when the situation was dramatically altered. QVC's unsolicited bid presented the opportunity for significantly greater value for the stockholders and enhanced negotiating leverage for the directors. Rather than seizing those opportunities, the Paramount directors chose to wall themselves off from material information which was reasonably available and to hide behind the defensive measures as a rationalization for refusing to negotiate with QVC or seeking other alternatives. Their view of the strategic alliance likewise became an empty rationalization as the opportunities for higher value for the stockholders continued to develop.

     It is the nature of the judicial process that we decide only the case before us--a case which, on its facts, is clearly controlled by established Delaware law. Here, the proposed change of control and the implications thereof were crystal clear. In other cases they may be less clear. The holding of this case on its facts, coupled with the holdings of the principal cases discussed herein where the issue of sale of control is implicated, should provide a workable precedent against which to measure future cases.

     For the reasons set forth herein, the November 24, 1993, Order of the Court of Chancery has been AFFIRMED, and this matter has been REMANDED for proceedings consistent herewith, as set forth in the December 9, 1993, Order of this Court.

                              ADDENDUM

     The record in this case is extensive. The appendix filed in this Court comprises 15 volumes, totalling some 7251 pages. It includes substantial deposition testimony which forms part of the factual record before the Court of Chancery and before this Court. The members of this Court have read and considered the appendix, including the deposition testimony, in reaching its decision, preparing the Order of December 9, 1993, and this opinion. Likewise, the Vice Chancellor's opinion revealed that he was thoroughly familiar with the entire record, including the deposition testimony. As noted, supra p. 6 note 2, the Court has
                                 -----
commended the parties for their professionalism in conducting expedited discovery, assembling and organizing the record, and preparing and presenting very helpful briefs, a joint appendix, and oral argument.

     The Court is constrained, however, to add this Addendum.
Although this Addendum has no bearing on the outcome of the case, it relates to a serious issue of professionalism involving deposition practice in proceedings in Delaware trial courts.23/


- ---------------------

23/  We raise this matter sua sponte as part of our exclusive
                          --- ------
     supervisory responsibility to regulate and enforce appropriate conduct of lawyers appearing in Delaware (continued...)

     The issue of discovery abuse, including lack of civility and professional misconduct during depositions, is a matter of considerable concern to Delaware courts and courts around the nation.24/ One particular


- ---------------------

23/  (...continued)
     proceedings.  See in re Infotechnology, Inc. Shareholder
                   ------------------------------------------
     Litig., Del. Supr., 582 A.2d 215 (1990); In re Nenno, Del.
     ------                                   ------------
     Supr., 472 A.2d 815,819 (1983); In re Green, Del. Supr., 464
                                     -----------
     A.2d 881, 885 (1983); Delaware Optometric Corp. v. Sherwood,
                           --------------------------------------
     Del. Supr., 128 A.2d 812 (1957); Darling Apartment Co. v.
                                      ------------------------
     Springer, Del. Supr., 22 A.2d 397 (1941).  Normally our
     --------
     supervision relates to the conduct of members of the Delaware Bar and those admitted pro hac vice. Our responsibility for
                            ------------
     supervision is not confined to lawyers who are members of the Delaware Bar and those admitted pro hac vice, however. See In
                                     ------------            ------
     re Metviner, Del. Supr., Misc. No. 256, Christie, C.J. (July
     -----------
     7, 1989 and Aug. 22, 1989) (ORDERS). Our concern, and our duty to insist on appropriate conduct in any Delaware proceeding, including out-of-state depositions taken in Delaware litigation, extends to all lawyers, litigations, witnesses, and others.

24/   Justice Sandra Day O'Connor recently highlighted the national concern about the deterioration in civility in a speech delivered on December 14, 1993, to an American Bar Association group on "Civil Justice Improvements."

               I believe that the justice system cannot function effectively when the professionals charged with administering it cannot even be polite to one another. Stress and frustration drive down productivity and make the process more time-consuming and expensive. Many of the best people get driven away from the field.
          The profession and the system itself lose esteem in the public's eyes.

               ....

               ... In my view, incivility disserves the client because it wastes time and energy--time that is billed to the client at hundreds of dollars an hour, and energy that is better spent working on the case than working over the opponent.

                                             (continued...)

instance of misconduct during a deposition in this case demonstrates such an astonishing lack of professionalism and civility that it is worthy of special note here as a lesson for the future--a lesson of conduct not to be tolerated or repeated.

     On November 10, 1993, an expedited deposition of Paramount, through one of its directors, J. Hugh Liedtke,25/ was taken in the state of Texas. The deposition was taken by Delaware counsel for QVC. Mr. Liedtke was individually represented at this deposition by Joseph D. Jamail, Esquire, of the Texas Bar. Peter C. Thomas, Esquire, of the New York Bar appeared and defended on behalf of the Paramount defendants. It does not appear that any member of the Delaware bar was present at the deposition representing any of the defendants or the stockholder plaintiffs.


- ---------------------

24/  (...continued)
     The Honorable Sandra Day O'Connor, "Civil Justice System
     Improvements," ABA at 5 (Dec. 14, 1993) (footnotes omitted).

25/ The docket entries in the Court of Chancery show a November 2, 1993, "Notice of Deposition of Paramount Board" (Dkt. 65). Presumably, this included Mr. Liedtke, a director of Paramount. Under Ch. Ct. R. 32(a)(2), a deposition is admissible against a party if the deposition is of an officer, director, or managing agent. From the docket entries, it appears that depositions of third party witnesses (persons who were not directors or officers) were taken pursuant to the issuance of commissions.

     Mr. Jamail did not otherwise appear in this Delaware
proceeding representing any party, and he was not admitted pro hac
                                                           -------
vice.26/  Under the rules of the Court of Chancery and this Court,27/
- ----
lawyers who are admitted pro hac vice to represent a party in
                         ------------
Delaware proceedings are


- ---------------------

26/ It does not appear from the docket entries that Mr. Thomas was admitted pro hac vice in the Court of Chancery. In fact, no
              ------------
     member of his firm appears from the docket entries to have been so admitted until Barry R. Outrager, Esquire, who presented the oral argument on behalf of the Paramount defendants, was admitted on the day of the argument before the Vice Chancellor, November 16, 1993.

27/ Ch. Ct. R. 170; Supr. Ct. R. 71. There was no Delaware lawyer and no lawyer admitted pro hac vice present at the deposition
                            ------------
     representing any party, except that Mr. Johnson, a Delaware lawyer, took the deposition on behalf of QVC. The Court is aware that the general practice has not been to view as a requirement that a Delaware lawyer or a lawyer already admitted pro hac vice must be present at all depositions.
              ------------
     Although it is not as explicit as perhaps it should be, we believe that Ch. Ct. R. 170(d), fairly read, requires such presence:

               (d)  Delaware counsel for any party shall
          appear in the action in which the motion for
          admission pro hac vice is filed and shall sign
                    ------------
          or receive service of all notices, orders, pleadings or other papers filed in the action, and shall attend all proceedings before the Court, Clerk of the Court, or other officers of the Court, unless excused by the Court.
          Attendance of Delaware Counsel at depositions shall not be required unless ordered by the Court.

     See also Hoechst Celanese Corp. v. National Union Fire Ins.
     -----------------------------------------------------------
     Co., Del. Super., 623 A.2d 1099, 1114 (1991).  (Super. Ct.
     ----
     Civ. R. 90.1, which corresponds to Ch. Ct. R. 170, "merely excuses attendance of local counsel at depositions, but does not excuse non-Delaware counsel from compliance with the pro
                                                              ---
     hac vice requirement...  A deposition conducted pursuant to
     --------
     Court rules is a proceeding."). We believe that these shortcomings in the enforcement of proper lawyer conduct can and should be remedied consistent with the nature of expedited proceedings.

subject to Delaware Disciplinary Rules,28/ and are required to review the Delaware State Bar Association Statement of Principles of Lawyer Conduct (the "Statement of Principles").29/ During the
Liedtke deposition, Mr.

- ---------------------

28/ It appears that at least Rule 3.5(c) of the Delaware Lawyer's Rules of Professional Conduct is implicated here. It provides: "A lawyer shall not...(c) engage in conduct intended to disrupt a tribunal or engage in undignified or discourteous conduct which is degrading to a tribunal."

29/ The following are a few pertinent excerpts from the Statement of Principles:

               The Delaware State Bar Association, for
          the Guidance of Delaware lawyers, and those
          lawyers from other jurisdictions who may be
          associated with them, adopted the following
          Statement of Principles of Lawyer Conduct on
          [November 15, 1991].... The purpose of adopting
          these Principles is to promote and foster the
          ideals of professional courtesy, conduct and
          cooperation....  A lawyer should develop and
          maintain the qualities of integrity,
          compassion, learning, civility, diligence and
          public service that mark the most admired
          members of our profession.... [A]
          lawyer...should treat all persons, including
          adverse lawyers and parties, fairly and
          equitably....  Professional civility is conduct
          that shows respect not only for the courts and
          colleagues, but also for all people encountered
          in practice....Respect for the court
          requires...emotional self-control; [and] the
          absence of scorn and superiority in words of
          demeanor.... A lawyer should use pre-trial
          procedures, including discovery, solely to
          develop a case for settlement or trial.  No
          pre-trial procedure should be used to harass an
          opponent or delay a case.... Questions and
          objections at deposition should be restricted
          to conduct appropriate in the presence of a
          judge.... Before moving the admission of a
          lawyer from another jurisdiction, a Delaware lawyer should make such investigation as is required to form an informed conviction that the lawyer to be admitted is ethical and competent, and should
                                                  (continued...)

Jamail abused the privilege of representing a witness in a Delaware proceeding, in that he: (a) improperly directed the witness not to answer certain questions; (b) was extraordinarily rude, uncivil, and vulgar; and (c) obstructed the ability of the questioner to elicit testimony to assist the Court in this matter.

     To illustrate, a few excerpts from the latter stages of the Liedtke deposition follow:

               A.  [Mr. Liedtke] I vaguely recall [Mr. Oresman's
          letter].... I think I did read it, probably.

               ....

               Q.  (By Mr. Johnston [Delaware counsel for QVC])
          Okay. Do you have any idea why Mr. Oresman was calling that material to your attention?

               MR. JAMAIL:  Don't answer that.

               How would he know what was going on in Mr. Oresman's mind?

               Don't answer it.


- ---------------------
29/ (... continued)
          furnish the candidate for admission with a copy of this Statement.

     (Emphasis supplied.)

               Go on to your next question.

               MR. JOHNSTON:  No, Joe--

               MR. JAMAIL: He's not going to answer that. Certify it. I'm going to shut it down if you don't go to your next question.

               MR. JOHNSTON:  No.  Joe, Joe--

               MR. JAMAIL: Don't "Joe" me, asshole. You can ask some questions, but get off of that. I'm tired of you.
          You could gag a maggot off a meat wagon. Now, we've helped you every way we can.

               MR. JOHNSTON:  Let's just take it easy.

               MR. JAMAIL:  No, we're not going to take it easy.
          Get done with this.

               MR. JOHNSTON:  We will go on to the next question.

               MR. JAMAIL:  Do it now.

               MR. JOHNSTON:  We will go on to the next question.
          We're not trying to excite anyone.

               MR. JAMAIL: Come on. Quit talking. Ask the question. Nobody wants to socialize with you.

               MR. JOHNSTON: I'm not trying to socialize. We'll go on to another question. We're continuing the deposition.

               MR. JAMAIL:  Well, go on and shut up.

               MR. JOHNSTON:  Are you finished?

               MR. JAMAIL:  Yeah, you--

               MR. JOHNSTON:  Are you finished?

               MR. JAMAIL: I may be and you may be. Now, you want to sit here and talk to me, fine. This deposition is going to be over with. You don't know what you're doing. Obviously someone wrote out a long outline of stuff for you to ask. You have no concept of what you're doing.

               Now, I've tolerated you for three hours. If you've got another question, get on with it. This is going to stop one hour from now, period. Go.

               MR. JOHNSTON:  Are you finished?

               MR. THOMAS:  Come on, Mr. Johnston, move it.

               MR. JOHNSTON:  I don't need this kind of abuse.

               MR. THOMAS:  Then just ask the next question.

               Q. (By Mr. Johnston) All right. To try to move forward, Mr. Liedtke,... I'll show you what's been marked as Liedtke 14 and it is a covering letter dated October 29 from Steven Cohen of Wachtell, Lipton, Rosen & Katz including QVC's Amendment Number 1 to its Schedule 14D-1, and my question--

               A.  No.

               Q.  -- to you, sir, is whether you've seen that?

               A. No. Look, I don't know what your intent in asking all these questions is, but, my God, I am not going to play boy lawyer.

               Q.  Mr. Liedtke--

               A.  Okay.  Go ahead and ask your question.

               Q. --I'm trying to move forward in this deposition that we are entitled to take. I'm trying to streamline it.

               MR. JAMAIL: Come on with your next question. Don't even talk with this witness.

               MR. JOHNSTON:  I'm trying to move forward with it.

               MR. JAMAIL: You understand me? Don't talk to this witness except by question. Did you hear me?

               MR. JOHNSTON:  I heard you fine.

               MR. JAMAIL: You fee makers think you can come here and sit in somebody's office, get your meter running, get your full day's fee by asking stupid questions. Let's go with it.

(JA 6002-06).30/

     Staunch advocacy on behalf of a client is proper and fully consistent with the finest effectuation of skill and professionalism. Indeed, it is a mark of professionalism, not weakness, for a lawyer zealously and firmly to protect and pursue a client's legitimate interests by a professional, courteous, and civil attitude toward all persons involved in the litigation process. A lawyer who engages in the type of behavior exemplified by Mr. Jamail on the record of the Liedtke deposition is not properly representing his client, and the client's cause is not advanced by a lawyer who engages in unprofessional conduct of this nature. It happens that in this case there was no application to the Court, and the parties and the witness do not appear to have been prejudiced by this misconduct.31/


- ------------------------
30/  Joint Appendix of the parties on appeal.

31/ We recognize the practicalities of litigation practice in our trial courts, particularly in expedited proceedings such as this preliminary injunction motion, where simultaneous depositions are often taken in far-flung locations, and counsel have only a few hours to question each witness. Understandably, counsel may be reluctant to take the time to stop a deposition and call the trial judge for relief. Trial courts are extremely busy and overburdened. Avoidance of this kind of misconduct is essential. If such misconduct should occur, the aggrieved party should recess the deposition and engage in a dialogue with the offending lawyer to obviate the need to call the trial judge. If all else fails and it is necessary to call the trial judge, sanctions may be appropriate against the offending lawyer or party, or against the complaining lawyer or party if the request for court relief is unjustified. See Ch. Ct. R. 37. It should also be
                             ---
     noted that discovery abuse
                         (continued...)

     Nevertheless, the Court finds this unprofessional behavior to be outrageous and unacceptable. If a Delaware lawyer had engaged in the kind of misconduct committed by Mr. Jamail on this record, that lawyer would have been subject to censure or more serious sanctions.32/ While the specter of disciplinary proceedings should not be used by the parties as a litigation tactic,33/ conduct such as that involved here goes to the heart of the trial court proceedings themselves. As such, it cries out for relief under the trial court's rules, including Ch. Ct. R. 37. Under some circumstances, the use of the trial court's inherent summary contempt powers may be appropriate. See In re Butler, Del. Supr.,
                                     ----------------
609 A.2d 1080, 1082 (1992).

     Although busy and overburdened, Delaware trial courts are "but a phone call away" and would be responsive to the plight of a party and its

- ------------------------
31/ (...continued)
     sometimes is the fault of the questioner, not the lawyer defending the deposition. These admonitions should be read as applying to both sides.

32/  See In re Ramunno, Del. Supr., 625 A.2d 248, 250 (1993)
     -----------------
     (Delaware lawyer held to have violated Rule 3.5 of the Rules of Professional Conduct, and therefore subject to public reprimand and warning for use of profanity similar to that involved here and "insulting conduct toward opposing counsel [found]... unacceptable by any standard").

33/  See Infotechnology, 582 A.2d at 220 ("In Delaware there is the
     ------------------
     fundamental constitutional principle that [the Supreme] Court, alone, has the sole and exclusive responsbility over all matters affecting governance of the Bar.... The Rules are to be enforced by a disciplinary agency, and are not to be subverted as procedural weapons.").

counsel bearing the brunt of such misconduct.34/ It is not appropriate for this Court to prescribe in the abstract any particular remedy or to provide an exclusive list of remedies under such circumstances. We assume that the trial courts of this State would consider protective orders and the sanctions permitted by the discovery rules. Sanctions could include exclusion of obstreperous counsel from attending the deposition (whether or not he or she has been admitted pro hac vice), ordering the deposition recessed and
              ------------
reconvened promptly in Delaware, or the appointment of a master to preside at the deposition. Costs and counsel fees should follow.



- -----------------------
34/  See Hall v. Clifton Precision, E.D. Pa., 150 F.R.D. 525 (1993)
     -----------------------------
     (ruling on "coaching," conferences between deposed witnesses and their lawyers, and obstructive tactics):

               Depositions are the factual battleground where the vast majority of litigation actually takes place... Thus, it is particularly important that this discovery device not be abused. Counsel should never forget that even though the deposition may be taking place far from a real courtroom, with no black-robed overseer peering down upon them, as long as the deposition is conducted under the caption of this court and proceeding under the authority of the rules of this court, counsel are operating as officers of this court. They should comport themselves accordingly; should they be tempted to stray, they should remember that this judge is but a phone call away.

     150 F.R.D. at 531.

     As noted, this was a deposition of Paramount through one of its directors. Mr. Liedtke was a Paramount witness in every respect. He was not there either as an individual defendant or as a third party witness. Pursuant to Ch. Ct. R. 170(d), the Paramount defendants should have been represented at the deposition by a Delaware lawyer or a lawyer admitted pro hac vice. A Delaware
                                          ------------
lawyer who moves the admission pro hac vice  of an out-of-state
                               ------------
lawyer is not relieved of responsibility, is required to appear at all court proceedings (except depositions when a lawyer admitted pro hac vice is present), shall certify that the lawyer appearing
- ------------
pro hac vice is reputable and competent, and that the Delaware
- ------------
lawyer is in a position to recommend the out-of-state lawyer.35/ Thus, one of the principal purposes of the pro hac vice rules is to
                                           ------------
assure that, if a Delaware lawyer is not to be present at a deposition, the lawyer admitted pro hac vice will be there. As
                                ------------
such, he is an officer of the Delaware Court, subject to control of the Court to ensure the integrity of the proceeding.

     Counsel attending the Liedtke deposition on behalf of the Paramount defendants had an obligation to ensure the integrity of that proceeding. The record of the deposition as a whole (JA 5916-
6054) demonstrates that, not

- ------------------------
35/  See, e.g., Ch. Ct. R. 170(b), (d), and (h).
     ---------
only Mr. Jamail, but also Mr. Thomas (representing the Paramount defendants), continually interrupted the questioning, engaged in colloquies and objections which sometimes suggested answers to questions,36/ and constantly pressed the questioner for time throughout the deposition.37/ As to Mr. Jamail's tactics quoted above, Mr. Thomas passively let matters proceed as they did, and at times even added his own voice to support the behavior of Mr. Jamail. A Delaware lawyer or a lawyer admitted pro hac vice would
                                                ------------
have been expected to put an end to the misconduct in the Liedtke deposition.

- ------------------------
36/ Rule 30(d)(1) of the revised Federal Rules of Civil Procedure, which became effective on December 1, 1993, requires objections during depositions to be "stated concisely and in a non-argumentative and non-suggestive manner." See Hall, 150
                                                    --------
     F.R.D. at 530.  See also Rose Hall, Ltd. v. Chase Manhattan
                     -------------------------------------------
     Overseas Banking Corp. D. Del., C.A. No. 79-182, Steel, J.
     ---------------------
     (Dec. 12, 1980); Cascella v. GDV, Inc., Del. Ch., C.A. No.
                      ---------------------
     5899, Brown, V.C. (Jan. 15, 1981); In re Asbestos Litig., Del.
                                        ---------------------
     Super., 492 A.2d 256 (1985); Deutschman v. Beneficial Corp.,
                                  ------------------------------
     Del. Del., C.A. No. 86-595 MMS, Schwartz, J. (Feb. 20, 1990).
     The Delaware trial courts and this Court are evaluating the desirability of adopting certain of the new Federal Rules, or modifications thereof, and other possible rule changes.

37/ While we do not necessarily endorse everything set forth in the Hall case, we share Judge Gawthrop's view not only of the
         ----
     impropriety of coaching witnesses on and off the record of the deposition (see supra note 34), but also the impropriety of
                     -----
     objections and colloquy which "tend to disrupt the question-and-answer rhythm of a deposition and obstruct the witness's testimony." See 150 F.R.D. at 530. To be sure, there are
                  ---
     also occasions when the questioner is abusive or otherwise acts improperly and should be sanctioned. See supra note 31.
                                                ---------
     Although the questioning in the Liedtke deposition could have proceeded more crisply, this was not a case where it was the questioner who abused the process.

     This kind of misconduct is not to be tolerated in any Delaware court proceeding, including depositions taken in other states in which witnesses appear represented by their own counsel other than counsel for a party in the proceeding. Yet, there is no clear mechanism for this Court to deal with this matter in terms of sanctions or disciplinary remedies at this time in the context of this case. Nevertheless, consideration will be given to the following issues for the future: (a) whether or not it is appropriate and fair to take into account the behavior of Mr.
Jamail in this case in the event application is made by him in the future to appear pro hac vice in any Delaware proceeding;38/ and (b)
                 ------------
what rules or standards should be adopted to deal effectively with misconduct by out-of-state lawyers in depositions in proceedings pending in Delaware courts.

     As to (a), this Court will welcome a voluntary appearance by Mr. Jamail if a request is received from him by the Clerk of this Court within thirty days of the date of this Opinion and Addendum. The purpose of such

- ------------------------
38/ The Court does not condone the conduct of Mr. Thomas in this deposition. Although the Court does not view his conduct with the gravity and revulsion with which it views Mr. Jamail's conduct, in the future the Court expects that counsel in Mr. Thomas's position will have been admitted pro hac vice before
                                               ------------
     participating in a deposition. As an officer of the Delaware Court, counsel admitted pro hac vice are now clearly on notice
                             ------------
     that they are expected to put an end to conduct such as that perpetrated by Mr. Jamail on this record.

voluntary appearance will be to explain the questioned conduct and to show cause why such conduct should not be considered as a bar to any future appearance by Mr. Jamail in a Delaware proceeding. As to (b), this Court and the trial courts of this State will undertake to strengthen the existing mechanism for dealing with the type of misconduct referred to in this Addendum and the practices relating to admissions pro hac vice.
                       ------------